Exhibit 99.1
Regulatory release
Three month period ended March 31, 2009
Unaudited Condensed Interim Financial Report
On April 29, 2009, Royal Dutch Shell plc (“Royal Dutch Shell”) released the Unaudited Condensed Interim Financial Report for the three-month period ended March 31, 2009 of Royal Dutch Shell and its consolidated subsidiaries (collectively, the “Shell group”). This report includes the Unaudited Condensed Consolidated Interim Financial Statements, including condensed notes, for the Shell group on the same basis that such information was announced by press release on April 29, 2009.

Contact — Investor Relations
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Contact — Media
Europe:	Shell Media Contact	+31 70 377 3600